UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For February, 2007

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301 Quilicura, Santiago, Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, February 14, 2007.-

Mr.
Alberto Etchegaray de la Cerda
Superintendency of Securities and Insurance
Av. Bernardo O’Higgins N° 1449, 9th Floor
SANTIAGO

Ref.:	Report on Press Release issued by the Company Securities Registry N° 0593.-

Dear Sir,

                                        Please find attached copy of a Press Release issued by the Company in connection with the hiring of a Corporate Controller and delivered to the local media yesterday.

                                        Your sincerely,

XIMENA CONTRERAS D.
Legal Representative
Distribución y Servicio D&S S.A.

PRESS RELEASE issued by Distribución y Servicio D&S S.A.

Tina Rosenfeld:

New Executive Arrives at D&S as a Corporate Controller

She is a commercial engineer that graduated from the Friedrich Alexander Nürnberg University in Germany with post degree studies in finance and tax management at the Adolfo Ibañez University.

Santiago, February 13, 2007. – A new executive will join the D&S team as of the first of March. Ms. Tina Rosenfeld is a commercial engineer who will   act as the corporate controller of the Company. Such position is of vital importance at a time when the Company has defined its growth and production strategy at the medium term for its globalization. To this date, such position was held in the interim since August 2006 by Mr. Rodrigo Cruz.

She is German and has resided in Chile during the last ten years and has an ample background in the management and finance area, as well as management control, human resources and corporate reorganization. She acquired such experience during her thirteen years in the Biersdorf Group, which is linked to the production of cosmetic articles for mass consumption.

Initially, she acted as an affiliate controller of the corporation in Germany. Three years later, she was appointed to be part of the team in Chile, where she has acquired most of her experience, first as a directing manager of controlling and information systems, (1996 – 1998), and later as the director of finance & controlling south cone and participating director of Beiersdorf Paraguay and Tesa Tape Chile.

For further information, please contact:
Loreto Bradford, Investor Relations Officer D&S
lbradford@dys
Phone: 56-2-484-7757

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: February 14, 2007